

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Herman Man Guo
Chief Executive Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People's Republic of China

> **Re:** **AirMedia Group Inc.**
> **Form 20-F**
> **Filed May 28, 2010**
> **File No. 001-33765**

Dear Mr. Guo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comments from our letter dated September 21, 2010.

   - It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, e.g. your Chief Financial Officer, Vice President of Finance, Internal Audit Manager, U.S. GAAP Reporting Manager, Accounting Manager and Consolidation Manager, have very limited U.S. GAAP experience. It is unclear from your response whether any of those individuals have attended any U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP, whether any individuals hold professional designations such as Certified Public Accountant in the U.S., and whether any individuals have specific experience in preparing and/or auditing financial statements in accordance with U.S. GAAP and evaluating the effectiveness of internal control over financial reporting. We further note that most of your accounting department's professional experience with U.S. GAAP was solely obtained while preparing your financial statements. Please advise.

- Explain how your CFO is able to review financial statements in accordance with U.S. GAAP and take the ultimate responsibilities related to financial reporting and the effectiveness of your internal control over financial reporting with no relevant knowledge of these areas of expertise.

- Further, please provide us with more specific details of the audit experience that your Vice President of Finance obtained from only two years of audit experience at a public accounting firm in Hong Kong including the nature of those engagements, her specific work on those engagements and whether those financial statements were prepared in accordance with U.S. GAAP. Similarly provide that information for your Internal Audit Manager and U.S. GAAP Reporting Manager with five and eight years, respectively, of professional experience at a Big Four public accounting firm in China.

- Finally, describe in greater detail the internal and external accounting training that each of the members of your accounting department has had on U.S. GAAP and SEC rules and regulations and explain why you believe only 5-6 hours of quarterly or bi-annual training on U.S. GAAP and SEC rules and regulations is sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP considering most of your staff have little to no prior experience with U.S. GAAP outside of your company. Please note that we believe that information or trainings provided over the internet do not provide the relevant education and ongoing training necessary for individuals with the background as detailed in your response to prepare financial statements in accordance with U.S. GAAP.

- With respect to the audit committee financial expert, please explain to us in greater detail why you believe he has the knowledge of U.S. GAAP and internal control over financial reporting to be considered an "audit committee financial expert."

2. We note that on page 24 you state that changes in laws and regulations regarding your business licenses pose a risk to your business. In addition, we note that on page 37 you disclose that your variable interest entities hold business licences that include operation of an advertising business within their scope. In your future filings please disclose whether Shenzhen AirMedia Information Technology Co., Ltd("Shenzhen AM"), AirMedia Technology (Beijing) Co., Ltd. ("AM Technology") and Xi'an AirMedia Chuangyi Technology Co., Ltd. ("Xi'an AM") also have business licenses, and, if so, the scope of such licenses.

We derive a significant portion of our revenues…, page 7

3. In your future filings please quantify the adverse effect the economic slowdown has had on the air travel industry in China.

If we are unable to carryout out our operations…, page 7

4. We note that on page 32 you disclose that 26 of your 115 concession rights contracts are subject to renewal by the end of 2010. In your future filings please quantify the anticipated, aggregate renewal amount of the concession contracts that will expire during the next twelve months.

If we do not succeed in our expansion into the business of outdoor…, page 10

5. We note your statement that you "now hold Beijing AirMedi City Outdoor Advertising Ltd…" and that you hold a 75% interest in Beijing DongDing Gongyi Advertising Media Ltd. Please revise this disclosure to clarify that you have no direct or indirect ownership in these entities. Please make similar revisions throughout your annual report to avoid the implication that you have any ownership interest in your variable interest entities or their subsidiaries.

6. We note that you may be unable to obtain all of the necessary approvals required to operate your outdoor media platforms. Please provide additional context regarding this risk so that investors may better assess its likelihood and severity.

If advertising registration certificates are not obtained for our airport…, page 11

7. Disclose whether you have sought the opinion of PRC counsel regarding the likelihood that the risk described in this risk factor will be realized.

Dividends payable to us by our wholly-owned operating subsidiaries…, page 28

8. Please disclose how Shenzhen AM and Qi'an AM generate revenue from their operations.

9. Disclose whether you have sought the opinion of PRC counsel regarding the likelihood that you will be deemed a "PRC resident enterprise."

We must rely principally on dividends and other distributions…, page 21

10. Please disclose the respective registered capital of AM Technology, Shenzhen AM and Xi'an AM. In addition, please disclose whether AM Technology, Shenzhen AM and Xi'an AM have made the required annual appropriations required under PRC law. If not,

please quantify any fines or penalties that these companies may be subject to as a result of non-compliance.

History and Development of the Company, page 27

11. We note your statement that you acquired an 80% equity interest in Flying Dragon Media Advertising Co., Ltd in 2008. Please clarify that you did not directly or indirectly acquire this interest. In addition, please specify which variable interest entity or subsidiary was the acquirer in each acquisition described in your annual report.

12. We note that the number of digital TV screens you operate in airports fell from 2,854 in 41 airports in 2008 to 2,231 in 40 airports in 2009. Please discuss the reasons for this decline and whether it is indicative of a trend.

Contractual Arrangements, page 70

13. We note that pursuant to the contractual arrangement between AM Technology and your variable interest entities, AM Technology provides exclusive technology support and service and technology development services in exchange for payment from them. These payments should be made quarterly, subject to yearly adjustment. Please disclose the aggregate amount that has been paid to AM Technology to date by your variable interest entities pursuant to these agreements.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

14. We note that you have not disclosed your accounting policy for cash which is approximately 39% of your total assets as of December 31, 2009. Please disclose your policy in future filings and provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

The VIE arrangements, page F-7

15. We note that your technology support and service agreements and technology development agreements provide for a "net cost-plus rate…." which provides that the VIE can achieve a certain operating profit after deduction of these fees. Please tell us in detail how this arrangement is permissible under PRC tax law. We note your disclosure on page 21 that under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any transactions you have entered into among AM Technology and your variable interest entities are found not to be on an

arm's length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow your tax savings, adjust the profits and losses of your respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that you are ineligible for the tax savings you achieved would substantially increase your taxes owed and reduce your net income. Please quantify the effect of such disallowances. Please tell us how you have concluded that the methodology used to compute the fees under these agreements does not violate PRC tax law.

14. __Income Taxes, page F-36__

16. We note your disclosure on page F-39 about the uncertainty that exists regarding how the PRC's current income tax law applies to your overall operations. Please tell us and expand your disclosure in future filings about the nature of the uncertainties regarding your tax position and the basis for your belief that legal entities organized outside of the PRC should not be treated as residents for purposes of the new EIT Law. Please quantify the impact on your results of operations if your belief is not correct.

17. We note your disclosure that you have not recorded a deferred tax liability attributable to taxable temporary differences attributable to the excess of financial report over tax basis because you believe the tax law provides a means by which the reported amount of that investment in subsidiary can be recovered tax-free. Please tell us and disclose in future filings how you plan to achieve this result and your basis under PRC law.

22. __Contingent Liabilities__

    (a) __Outdoor advertisement registration certificate, page F-51__
    (b) __Approval for non-advertising content, page F-52__

18. We note your disclosure on pages F-51 and F-52 regarding the requirement to register outdoor advertising locations with the local branches of the State Administration for Industry and Commerce and to obtain approval from SARFT for non-advertising content. Please expand your disclosure in Note 22 in future filings to quantify the potential impact of failure to obtain the disclosed registrations and approvals.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, accountant, at (202) 551-3385 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268, Paul Fischer, attorney-advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

Fax: Z. Julie Gao, Esq.
852-3740-4727